Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                               September 28, 2006


Securities and Exchange Commission
Attn: Mark Webb
100 F Street, NE
Washington, DC 20549

Re:      Navidec Financial Services, Inc. (NFS)
         File Number 000-51139

Dear Mark Webb,

         In response to your comment letter dated September 11, 2006, Navidec Financial Services, Inc. ("NFS") submits as follows:

         From inception, the stated business objective of NFS (as substantiated by our historical activities and as stated in our filings) "has been to identify and acquire "controlling" interests in development stage companies [for the purpose of furthering] their growth". By definition, acquiring a controlling interest and operating is not passive and is not "engaged primarily, or [proposing] to engage primarily in the business of investing, reinvesting, or trading in securities". From its inception NFS has purposed to buy, control, operate, hold, improve, and grow emerging businesses then realize value; not passively invest and solely look for capital appreciation. Such entities would be operated as subsidiaries within NFS.

         The stated intent of the merger transaction and resultant spin-off of NFS from Navidec, Inc. ("old Navidec") was never to acquire the securities of BPZ Energy, Inc. ("BPZ") for the purposes of holding them as investment securities, but rather as an ancillary to a Reorganization Plan that sought to use them as a mechanism for providing the capitalization necessary for NFS to execute its new business plan. As a result of BPZ's inability to register these shares, thereby making them illiquid for the most part, and certain litigation undertaken by BPZ, the shares were restricted and unable to be saleable.




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Securities and Exchange Commission
Attn: Mark Webb
September 28, 2006
Page 2 of 5


         In the period since the merger/spin-off, NFS has actively reviewed and analyzedat least ten different opportunities to acquire controlling/operating interests in a variety of private companies. For example, in early 2005, NFS began to execute on two such opportunities by acquiring control of Aegis and Northsight Mortgage; AegisUSA and the significant expansion of its current Northsight residential mortgage origination business into commercial mortgage lending based on the assumption that it would be able to liquidate its BPZ holdings for capital for the businesses. In the latter half of 2005, due largely to NFS's inability to provide continued funding to Aegis and Northsight, which came as a direct result of NFS not being able to timely realize any monetary value from its holdings of BPZ securities, NFS was forced to sell Aegis and withdraw from and stop pursuing these and other such opportunities The illiquidity of our BPZ securities has continued as a significant constraint on NFS and its business plan to date in 2006 and prevented our expansion capitalization of Northsight.

         The illiquidity of our BPZ holdings came primarily as a result of several difficulties that were encountered by BPZ in their registration process. Resolution of these difficulties was out of the influence and control of NFS. This was further exaggerated by BPZ's unilateral decision initially to pursue court action against NFS as its preferred strategy for resolution. These issues have only recently been resolved (in the last 90 days or so) with NFS prevailing on all counts, and only as of September 26, 2006 has BPZ filed amended financial statements that bring BPZ current in its reporting, enabling it to pursue completion of theRegistration of BPZ shares.

         Given these recent developments, NFS is now in a position to begin full execution of its original business plan and it has begun to do so. This can be accomplished well within the 12 month time frame allowed under the 1940 Act, for exemptions under Rule 3a2.

         In your comment letter you state: "Based on NFS's holdings of BPZ securities we believe that NFS is an investment company within the meaning
Section 3(a)(1)(c) of the 1940 Act" (page 3, paragraph 1 of the letter). In support of this statement, SEC points to the fact that our ownership in BPZ represented 80% of total asset value at the end of 2005 and 70% at March 31, 2006. This ignores the fact discussed above that such BPZ securities were unmarketable.

         For the period of time from the merger transaction to now, Northsight has provided well more than 25% of NFS's gross income. In calendar year 2005, Northsight originated a total of 541 loans representing at total loan volume of approximately $113MM with a median loan size of $208,000. From January 1, 2006 to June 30, 2006, Northsight originated 236 loans representing a total loan volume of approximately $57MM. with a median loan size of $238,000. If SEC staff looks at the size of loans in the 1971 and 1977 no-actions cited, these loans, in real estate "inflation adjusted" numbers are comparable to the Northsight operations which would allow the exemption under 3c)(4). As a factual background, NFS intended, using the anticipated proceeds from sale of


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Securities and Exchange Commission
Attn: Mark Webb
September 28, 2006
Page 3 of 5


BPZ stock in 2005, to provide Northsight with the capital necessary to establish its own warehouse line of credit going so far as to establish a subsidiary, Navidec Capital of Arizona, Inc., and to begin the application process with the State of Arizona for a mortgage banking license in order to to facilitate the warehousing of mortgage loans.

         In essence, the BPZ stock would have been converted to cash to use to buy real estate loans under the warehouse facility for Northsight. Due to the illiquidity of the stock of BPZ (it was neither registered nor saleable under Rule 144), the capital from sale of BPZ stock was never available for NFS to fund the warehouse line for mortgages. This would have made it exempt from Registration under Sec. 3a(5).

         Further 3 cases involve similar situations under the '40 Act:

         Restaurant business. - Even if over 40% of a company's total assets were in investment securities, it would still be excepted from the definition of an "investment company" since it had historically been engaged in the restaurant business and the time devoted to its investment activities was minimal. - Moses
v. Black (SD NY 1981), 1981.

     Manufacturing activities. - A company having 46% of the total value of its assets, exclusive of government securities and cash items, invested in securities, but which has never held itself out as an investment company and has engaged in the business of manufacturing for thirty years, deriving 80% of its net earnings from such manufacturing activities, is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities. - In the Matter of George W. Helme Co. (1941) 9 S. E. C. 16, '41-'44.

     Operation of retail chain stores. - An application for exemption from the definition of an "investment company" was granted to a company because the Commission found the applicant was engaged primarily in operating retail chain stores through controlled companies, the applicant having been found to own 51% of the stock of one retail chain store company and to control another similar chain store company through ownership of more than 40% of its stock. - In the Matter of United Stores Corp. (1942) 10 S. E. C. 1145, '41-'44.

         While these cases involve "applied for and granted" exemptions from the '40 Act, they are analogous to the instant situation, where there is no need to require registration.

         Further, NFS believes that it qualifies as a "Transient Company" under Rule 3a-2 in that it had illiquid restricted "investment securities" until after June 30, 2006. NFS points to the following cases where the Commission agreed as to application of Rule 3a-2.



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Securities and Exchange Commission
Attn: Mark Webb
September 28, 2006
Page 4 of 5

         Mallory Randall Corp. (SEC 1981), pending its entry into a new business, a company could inest the proceeds received from its sale of assets in government securities and certificates of deposit without being considered an "investment company".

         Encore Industries, Inc. (SEC 1980), pending entry into new business, company could invest proceeds received from securities offering in short term investments without having to register as "investment company.

         Genetech, Inc. (SEC 1980), pending their commitment to capital expenditures and product development, proceeds from a securities offering could be temporarily invested in short term money market funds without making the company an "investment company".

         Rural Venture, Inc. (SEC 1980), (assets could be temporarily invested with eye towards later placement in business operations without triggering registration).

         In conclusion, in support of its position that it is not an investment company required to Register under the 40 Act, NFS submits: First, NFS arguably qualifies under 3a(4) of the '40 Acts as a small lender. Second, due to circumstances beyond the control of NFS, it has been unable to have saleable, registered shares from which it could achieve liquidity to capitalize its other business plans. NFS believes it fits within the classic Rule 3a-2 exemption for a Transitional Company and also would otherwise qualify for an exemption from Registration as a '40 Act Company. Third, NFS never intended to hold the BPZ stock indefinitely "as an investment nor as a trader". It was a victim of circumstance. BPZ stock could not be sold even after the one year holding period under Rule 144 because BPZ was not current in its filings with SEC due to numerous comments by SEC accounting staff relating to BPZ accounting, of which NFS was very aware. It was only upon resolution of the litigation in late June 2006, and subsequent filing by BPZ of amended financial statements in the last 30 days has has the BPZ stock become liquid.

         We believe these explanations sufficient to persuade SEC staff to allow NFS to, at least, be treated as a Transitional Investment Company under Rule 3a-2, but of course preserving its other arguments as to the exemption under
Section 3a4.

         If you have further comments or questions, please let me know.

                                         Sincerely,


                                         /s/ Michael A. Littman
                                         Michael A. Littman